May 11, 2017

VIA EDGAR

H. Roger Schwall

Assistant Director, Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Modern Media Acquisition Corp. Registration Statement on Form S-1 File No. 333-216546

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Modern Media Acquisition Corp. that the effective time and date of the Company’s Registration Statement on Form S-1 (File No. 333-216546) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on Thursday, May 11, 2017 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 550 copies of the preliminary prospectus dated May 5, 2017, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, MACQUARIE CAPITAL (USA) INC. for itself the other several underwriters

By:	/s/ Jin Chun
Authorized Representative

By:	/s/ James Ridings
Authorized Representative